

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 30)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
*(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)*

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a)   On October 11, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged the following documents with the Australian Securities & Investments Commission.

Document Number	Description
1.	Thirtieth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited; and
2.	Notice Under Section 650D Of The Corporations Act (Extension of Offer Period).

(b)   Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)   Not applicable.

(2)   Not Applicable.

(3)   Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

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PLACER DOME ASIA PACIFIC LIMITED

THIRTIETH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("Original Statement") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("Bidder") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("Offers") for all of the ordinary shares ("Shares") in AurionGold Limited (ABN 60 008 560 978) ("AurionGold").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on:

27 May 2002	7 June 2002	11 June 2002	17 June 2002	24 June 2002
26 June 2002	27 June 2002	4 July 2002	10 July 2002	12 July 2002
25 July 2002	29 July 2002	30 July 2002	31 July 2002	2 August 2002
6 August 2002	7 August 2002	8 August 2002	16 August 2002	19 August 2002
28 August 2002	30 August 2002	9 September 2002	10 September 2002	20 September 2002
23 September 2002	2 October 2002	11 October 2002		

("Previous Supplementary Bidder's Statements").

This Thirtieth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to the extension of the Offer Period from 6pm (Sydney time) on Friday 11 October 2002 until 6pm (Sydney time) on Friday 25 October 2002.

A copy of the attached press release will be sent to all AurionGold shareholders.

Dated: 11 October 2002

SIGNED by PETER TOMSETT on behalf of PLACER DOME ASIA PACIFIC LIMITED who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 11 October 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 11 October 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE



PLACER DOME EXTENDS AURIONGOLD OFFER

Vancouver, Canada, October 10, 2002; Brisbane, Australia, October 11, 2002:

Placer Dome Inc ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, has extended the scheduled closing date of its offer for AurionGold Limited ("AurionGold") (the "Offer") by 2 weeks to 6:00pm (AEST) on Friday, 25 October 2002.

Broker handling fees

The revised broker handling fee (as outlined in previous announcements including Placer Dome's twenty fifth supplementary bidder's statement on 10 September 2002) will be available until the scheduled close of the Offer at 6:00pm on Friday, 25 October 2002. Placer Dome has not yet made a decision about whether it will extend the Offer, or if it extends the Offer whether any further broker handling fee will be payable.



-end-

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:
Placer Dome shareholder information line:
In Australia   1 800 222 212
International   +61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:
Placer Dome Inc.   *In Australia:*
Brenda Radies   Richard Phillips
(1 604) 661 1911   Macquarie Bank Limited
                                     (61 3) 9635 8360

                                     In North America:
                                     George Brack
                                     Macquarie North America Ltd
                                     (1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:
Placer Dome Inc.   *In Australia:*
Brenda Radies   Hinton & Associates
(1 604) 661 1911   Lisa Keenan

Suite 1600, Bentall IV 1055 Dunsmuir Street   Tel: 604.682.7082
(PO Box 49330, Bentall Postal Station)   Fax: 604.682.7092
Vancouver, British Columbia, Canada V7X 1P2   Visit us at www.placerdome.com

PLACER DOME IN

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(61 3) 9600 1979

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

On the Internet: www.placerdome.com

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NOTICE UNDER
SECTION 650D OF THE CORPORATIONS ACT
EXTENSION OF OFFER PERIOD

TO: AurionGold Limited ("**AurionGold**")

(ABN 60 008 560 978)

Australian Securities & Investments Commission ("**ASIC**")

Each person to whom an offer was made ("**Offer**") pursuant to the Bidder's Statement dated 27 May 2002 ("**Bidder's Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**").

Extension of Offer Period

In accordance with section 650D of the Corporations Act 2001, the Bidder gives notice that it varies the Offers by extending the closing date of the Offer from 6:00 pm (Sydney time) on Friday 11 October 2002 to 6:00 pm (Sydney time) on Friday 25 October 2002.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning as in this Notice.

Dated: 11 October 2002

SIGNED by **PETER TOMSETT** and **JOHN LONEY** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who are authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 11 October 2002.

<table>
<tr><td>

Peter Tomsett
Director

</td><td>

John Loney
Director

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</table>

A copy of this Notice was lodged with the Australian Securities and Investments Commission on 11 October 2002. ASIC does not take any responsibility for the contents of this Notice.

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PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PLACER DOME INC.


By: /s/ Geoffrey P. Gold
       Name: Geoffrey P. Gold
       Title: Vice-President, Associate General Counsel
                and Assistant Secretary

October 11, 2002

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37078.02- Server 1A - MSW